FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated June 6, 2003,

2.

Interim Financial Statements for the Period Ended April 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: July 4, 2003

By:      “James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

July 4, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

June 6, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEW DIRECTOR APPOINTED

Madison Enterprises Corp. (“Madison”) is pleased to announce that Nell Dragovan has rejoined its Board of Directors.  Ms. Dragovan is well known in the Canadian mining industry as a financier and mine developer.  Madison also reports that Catherine McLeod-Seltzer has resigned as a director in order to spend more time with her burgeoning family and Madison’s management and Board of Directors would like to convey their best wishes to Ms. McLeod-Seltzer and thank her for her valuable input over the years.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed:  “James G. Stewart”

_______________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	April 30, 2003	2003/06/26
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/06/26
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/06/26

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

APRIL 30, 2003

(Unaudited – Prepared by Management)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	April 30, 2003 $ (unaudited)	October 31, 2002 $

ASSETS

Current Assets:
Cash and cash equivalents	1,668,752	262,096
Marketable securities	36,986	7,987
Accounts receivable	186,970	64,457
Prepaid expenses and deposits	8,142	33,857
	1,900,850	368,397

Resource properties and deferred costs	42,023,648	41,128,775
Deferred financing costs	-	29,279
Fixed assets	48,806	60,103
	43,973,304	41,586,554

LIABILITIES

Current Liabilities:
Accounts payable and accrued liabilities	172,107	124,397

Shareholders’ Equity

Capital Stock
Authorized
100,000,000 common shares without par value

Issued
72,096,664 (55,676,585 – October 31, 2002) common shares	55,491,540	52,787,448
Stock options	188,984	30,131
Share purchase warrants	-	1,167,167
Contributed surplus	1,167,167	-

Deficit	(13,046,494)	(12,522,589)
	43,801,197	41,462,157
	43,973,304	41,586,554

Nature of operations and going concern (note 1)

Subsequent events (note 9)

Approved by the Board:   “Chet Idziszek”           Director                  “James G. Stewart”        Director

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

 (expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2003 $	Three Months Ended April 30, 2002 $	Six Months Ended April 30, 2003 $	Six Months Ended April 30, 2002 $

General and administrative expenses:
Audit and accounting	-	14,949	4,500	17,149
Bank charges	257	261	702	599
Depreciation	7,639	4,747	11,297	9,647
Filing fees	24,306	8,668	29,067	10,807
Insurance	-	-	3,725	-
Legal fees	31,099	10,919	47,822	22,504
Office and rent	70,244	73,097	138,459	149,598
Office cost reimbursement	(36,715)	(24,539)	(83,910)	(56,392)
Property exam	-	-	-	1,761
Public relations	22,452	23,582	47,787	46,032
Shareholder information	4,805	4,096	7,688	4,096
Stock-based compensation	-	-	158,853	-
Transfer agent’s fees	6,094	4,665	7,812	5,657
Travel	6,573	12,835	13,988	14,105
Wages	55,481	72,746	156,876	158,503
	192,235	206,026	544,666	384,066

Other:
Interest earned	(10,393)	(4,580)	(13,437)	(9,392)
Loss on settlement of accounts receivable	-	6,825	-	6,825
Foreign exchange (gain) loss	(2,329)	7,632	(7,324)	11,515
	(12,722)	9,877	(20,761)	8,948

Loss for the period	(179,513)	(215,903)	(523,905)	(393,014)

Deficit - Beginning of period	(12,866,981)	(12,021,705)	(12,522,589)	(11,844,594)

Deficit - End of period	(13,046,494)	(12,237,608)	(13,046,494)	(12,237,608)

Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.00)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2003 $	Three Months Ended April 30, 2002 $	Six Months Ended April 30, 2003 $	Six Months Ended April 30, 2002 $
Cash flows from operating activities:
Loss for the period	(179,513)	(215,903)	(523,905)	(393,014)
Items not affecting cash
Depreciation	7,639	4,747	11,297	9,647
Loss on settlement of accounts receivable	-	6,825	-	6,825
Stock-based compensation	-	-	158,853	-
Change in non-cash working capital items:
Increase in accounts receivable	(83,653)	(43,979)	(151,512)	(97,575)
Decrease in prepaid expenses and deposits	12,858	4,286	25,715	4,286
Increase (decrease) in accounts payable and accrued liabilities	181	11,259	5,878	(9,707)
	(242,488)	(232,765)	(473,674)	(479,538)

Cash flows from financing activity:
Capital stock issued for cash	2,045,388	807,468	2,702,796	807,468

Cash flows from investing activities:
Expenditures on resource properties	(491,333)	(156,552)	(822,466)	(276,823)
Purchase of fixed assets	-	-	-	(298)
	(491,333)	(156,552)	(822,466)	(277,121)

Increase in cash and cash equivalents	1,311,567	418,151	1,406,656	50,809

Cash and cash equivalents - Beginning of period	357,185	760,218	262,096	1,127,560

Cash and cash equivalents - End of period	1,668,752	1,178,369	1,668,752	1,178,369

Supplemental cash flow information (note 6)

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2003

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern

The Company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At April 30, 2003, the Company had working capital of $1,728,743, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

3.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2003

(Unaudited – Prepared by Management)

4.

Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea $	Lewis Property, Nevada $	Totals $

Balance, October 31, 2002	40,729,224	399,551	41,128,775

Acquisition	-	24,451	24,451
Assays	7,561	44,344	51,905
Camp/Office	21,852	167	22,019
Communications	14,857	-	14,857
Community Relations	19,547	-	19,547
Compensation Payments	16,556	-	16,556
Contractors- Computers/Drafting	-	1,152	1,152
Contractors-Geophysics	-	123,198	123,198
Contractors-Other	-	792	792
Contractors-Surveying	-	17,959	17,959
Drilling	-	4,664	4,664
Evaluation of Alluvial Resource	2,039	-	2,039
Food Supplies and Catering	16,765	-	16,765
Fuel Supplies	24,235	-	24,235
Geologic research	-	3,419	3,419
Geologic Staff	80,129	104,892	185,021
Geological Supplies/Equipment	-	203	203
Helicopter	73,391	-	73,391
Land & Legal	38,883	64,763	103,646
Lawyer Fees	7,823	16,474	24,297
Licence Fees	12,526	-	12,526
Local Labour-Food Rations	1,430	-	1,430
Local Labour-Wages	4,113	-	4,113
Outside Contractors- Community Relations	84,117	-	84,117
Port Moresby Office	13,527	-	13,527
Technical reports, printing/copying	-	1,653	1,653
Travel & Accommodation	32,916	14,475	47,391
	472,267	422,606	894,873

Balance, April 30, 2003	41,201,491	822,157	42,023,648

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2003

(Unaudited – Prepared by Management)

On December 31, 2002, the Company had completed the initial on-site exploration expenditures of US$250,000 on the Lewis Property.  On January 1, 2003, as the Company is continuing with the Lewis Property option agreement, the Company became committed to incur US$150,000 in on-site exploration expenditures before December 31, 2003.  This amount must be paid regardless of any termination of the Lewis Agreement.

5.

Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value.

	Number of Shares	Amount $

Balance, October 31, 2002	55,676,585	52,787,448
Compensation (a)	105,113	18,750
Exercise of Stock Options	138,000	21,700
Exercise of Warrants	1,009,500	126,150
Private Placement (b)	4,163,466	539,181
Private Placement (c)	11,004,000	1,998,311
Balance, April 30, 2003	72,096,664	55,491,540

a)

During the period ended April 30, 2003, the Company issued a total of 105,113 common shares, valued at $18,750, to certain employees and consultants as compensation for a reduction in remuneration.

b)

On November 5, 2002, the Company closed a brokered private placement of 4,003,333 units at a price of $0.15 per unit to generate proceeds of $539,181 (net of $24,020 in commission and $37,299 in issuance costs).  Each unit consists of one common share and one-half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.18 per share until November 5, 2003, and at a price of $0.20 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (160,133 units), and a broker’s warrant entitling the purchase of up to 600,500 shares of the Company at a price of $0.18 per share until  November 5, 2003 and at a price of $0.20 per share thereafter until November 5, 2004.

c)

On February 24, 2003, the Company closed a brokered private placement of 10,900,000 units and a non-brokered private placement of 100,000 units at a price of $0.20 per unit, to generate proceeds of $1,998,311 (net of $174,400 in commission and $27,289 in issuance costs).  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of $0.25 per share until February 24, 2004.  The agent received a cash fee of $174,400, 4,000 units with the same terms as above and 1,650,000 broker’s warrants exercisable into common shares at $0.25 per share until February 24, 2004.

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2003

(Unaudited – Prepared by Management)

d)

During the six months ended April 30, 2003, the Company granted stock options entitling the purchase of up to 2,668,420 common shares at $0.20 per share up to and including May 21, 2007.

The Company has recorded stock-based compensation expense for the estimated value of $158,853, for options granted to consultants.  The Company has not adopted the fair value method of accounting for options granted to employees and directors.

The pro forma effect on loss and loss per share for the period ended April 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$

Loss for the period

      Reported

 523,905

      Pro forma

 777,425

Basic and diluted loss per share

      Reported

         .01

      Pro forma

         .01

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

    4.22%

Expected dividend yield

            -

Expected stock price volatility

     102%

Expected option life in years

            5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

Related Party Transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the six months ended April 30, 2003, and

      2002:

	2003 $	2002 $

Legal fees	39,453	16,338
Exploration management and other expenditures on resource assets	24,563	24,838
Share issue costs charged to capital stock	22,844	14,163

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2003

(Unaudited – Prepared by Management)

b)

As at April 30, 2003, accounts payable and accrued liabilities include $20,057      (October 31, 2002 - $36,356) due to officers of the Company and companies related      by way of directors in common.

c)

During the six months ended April 30, 2003, the Company recorded reimbursements of $83,910 (2002 - $56,392) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the six months ended April 30, 2003, the Company funded some general and administrative expenses for companies related by way of directors in common.  At April 30, 2003, accounts receivable include $165,254 (October 31, 2002 - $53,516) due from these related companies.

7.

Supplemental Cash Flow Information

During the period ended April 30, 2003, the Company conducted the following non-cash transactions:

a)  Issued 105,113 common shares, valued at $18,750 to certain employees and consultants as compensation for a reduction in remuneration.

b)  Transferred $1,167,167 to contributed surplus when warrants to purchase 3,175,000 shares of the Company expired unexercised on November 17, 2002.

c)  Received marketable securities with a market value of $28,999 in settlement of accounts receivable.

8.

Segmented Information

The Company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea and the United States.  All fixed assets are held in Canada.

9.

Subsequent Events

The Company issued a total of 55,147 common shares, valued at $9,375, to certain employees and consultants as compensation for a reduction in remuneration.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED APRIL 30, 2003

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and  deferred costs”

(b)   Breakdown of Office and Rent costs:

Office	$48,257
Rent	90,202
$138,459

(c)   Breakdown of Public Relations costs:

Expenses	$5,487
Investor relations consultants	40,300
Internet	2,000
$47,787

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED APRIL 30, 2003

(b)   Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

30-Dec-02	150,000	Director	Abdullah Basodan	$0.20	30-Dec-07
30-Dec-02	427,000	Director	Chet Idziszek	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Donald Kohls	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Catherine McLeod- Seltzer	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Robert Sibthorpe	$0.20	30-Dec-07
30-Dec-02	325,000	Director	James G. Stewart	$0.20	30-Dec-07
30-Dec-02	575,000	Consultant	Jeff Cocks	$0.20	30-Dec-07
30-Dec-02	150,000	Consultant	Nell Dragovan	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	Max Fugman	$0.20	30-Dec-07
30-Dec-02	61,920	Consultant	David Scott	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	David Mallo	$0.20	30-Dec-07
30-Dec-02	41,000	Consultant	Douglas Turnbull	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Naomi Corrigan	$0.20	30-Dec-07
30-Dec-02	47,500	Employee	Roswitha Davidson	$0.20	30-Dec-07
30-Dec-02	55,000	Employee	Elizabeth Anderson	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Elvie Valenzuela	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Sandra Hjerpe	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Graham Pople	$0.20	30-Dec-07

4.

(a)   Authorized and issued share capital at April 30, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	72,096,664	$55,491,540

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED APRIL 30, 2003

(b)   Summary of options and warrants outstanding at April 30, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,625,580	$0.17	March 6, 2006
Options	552,000	$0.15	May 21, 2007
Options	2,668,420	$0.20	December 30, 2007
Warrants	3,300,000	$0.12	September 21, 2003
Agent Warrants	841,000	$0.12	September 21, 2003
Warrants	100,000	$0.14	September 21,2003
Agent Warrants	9,500	$0.14	September 21, 2003
Warrants	2,001,666	$0.18 $0.20	November 5, 2003 November 5, 2004
Agent Warrants	680,566	$0.18 $0.20	November 5, 2003 November 5, 2004
Warrants	5,500,000	$0.25	February 24, 2004
Agent Warrants	1,652,000	$0.25	February 24, 2004

(c)   Share in escrow or subject to a pooling agreement as at April 30, 2003

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at June 26, 2003

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE SIX MONTHS ENDED APRIL 30, 2003

During the six months ended April 30, 2003, the Company continued exploration at its Lewis Property in Nevada and carried out brokered private placements which generated gross proceeds of $2,780,500.  The first placement consisted of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.  The second placement consisted of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.

The proceeds from these placements have been and will be used to fund the resumption of exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2003, the Company had total assets of $43,973,304 as compared with $41,586,554 at October 31, 2002.  This increase is due to the sale of share capital.  Working capital at April 30, 2003 increased to $1,728,743 from working capital of $244,000 at October 31, 2002.   The Company's largest cash outflow in the three and six month periods ended April 30, 2003 was as a result of exploration expenditures of $491,333 and $822,466, respectively.  During the three and six month periods ended April 30, 2002, the Company’s largest cash outflow resulted from general and administrative expenses of $206,026 and $384,066, respectively.

During the three and six month periods ended April 30, 2003, the Company recorded interest income of $10,393 and $13,437, respectively, and a foreign exchange gain of $2,329 and $7,324, respectively.  During the three and six month periods ended April 30, 2002, the Company recorded interest income of $4,580 and $9,392, respectively, a loss on settlement of accounts payable of $6,825 and a foreign exchange gain of $7,632 and $11,515, respectively.

Expenses for the three month period ended April 30, 2003 were $192,235, down from $206,026 for the three month period ended April 30, 2002 due principally to decreased wages.  During the three month period ended April 30, 2003, the Company incurred expenses of $96,048 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $48,483 and office costs incurred on behalf of companies with directors in common totalling $47,565 pursuant to cost sharing arrangements with such companies. During the three month period ended April 30, 2002, the Company incurred expenses of $65,258 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $42,927 and office costs incurred on behalf of companies with directors in common totalling $22,331 pursuant to cost sharing arrangements with such companies.  The net loss for the three month period ended April 30, 2003 was $179,513 or $0.00 per share as compared with a net loss for the three month period ended April 30, 2002 of $215,903 or $0.00 per share.

Expenses for the six month period ended April 30, 2003 were $544,666, up from $384,066 for the six month period ended April 30, 2002 due principally to stock-based compensation of $158,853 in the form of incentive stock options issued to consultants.   During the six month period ended April 30, 2003, the Company incurred expenses of $195,598 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $86,860 and office costs incurred on behalf of companies with directors in common totalling $108,738 pursuant to cost sharing arrangements with such companies.   During the six month period ended April 30, 2002, the Company incurred expenses of $129,974 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $55,339 and office costs incurred on behalf of companies with directors in common totalling $74,635 pursuant to cost sharing arrangements with such companies. The net loss for the six month period ended April 30, 2003 was $523,905 or $0.01 per share as compared with a net loss for the six month period April 30, 2002 of $393,014 or $0.00  per share.

CAPITAL STOCK

During the three month period ended April 30, 2003, the Company carried out a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission and a finder’s fee of 8% of the gross and issued to Canaccord 4,000 units and 1,650,000 brokers warrants also exercisable at a price of $0.25 per share until February 24, 2004.

In addition, during the six month period ended April 30, 2003, the Company carried out a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission of 8% of the gross proceeds, payable half in cash and half in units, and issued to Canaccord 600,500 brokers warrants.  In addition, the Company issued 105,113 shares having a deemed value of $18,750 as compensation for its chief executive officer.

During the three and six month periods ended April 30, 2002, the Company issued 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 as to 8,000,000 units and at a price of $0.14 as to 700,000 units, in both cases until September 21, 2003.  In connection with this placement, the Company paid a finder’s fee of 8% of the gross proceeds payable half in cash and half in units ($32,000 and 320,000 units) and issued brokers warrants entitling the purchase of up to 900,000 shares at a price of $0.12 and 10,000 shares at a price of $0.14 per share, in both cases until September 21, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At April 30, 2003, the Company had working capital of $1,728,743, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.